

March 15, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed March 3, 2022**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G

General

1. We note your response to comment 1 in our February 17, 2022 letter. Please revise to remove the term throughout the filing, as we believe the term could be materially misleading. In this regard, we note that the tokens appear to be fungible, merely represent the right to consume content, and the reference to theater or auditorium seating does not appear to be an apt comparison.

2. Refer to your response to comment 2 in our February 17, 2022 letter and previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and

practices you have engaged in with respect to this matter.

3. We note your disclosure on pages 25 and 29 suggesting that your corporate structure includes variable interest entities, yet the disclosure elsewhere in your filing suggests that you do not have variable interest entities. Please confirm that you do not have any variable interest entities, and if so, remove references to "our variable interest entities" in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake, Esq.